UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

International Western Petroleum, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46056T 102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 46056T 102

1)	NAME OF REPORTING PERSON Patrick Norris

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [x]

3)	SEC Use Only

4)	SOURCE OF FUNDS	PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	7)	SOLE VOTING POWER	51,420,000[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	51,420,0001
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	51,420,000[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	57.5%
14)	TYPE OF REPORTING PERSON	IN

1. Includes 29,920,000 shares of Common Stock held in a controlled company, JBB Partners, Inc.

Item 1. Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is shares of common stock, $.001 par value (the “Common Stock”) of International Western Petroleum, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 5525 N. MacArthur Boulevard, Suite 280, Irving, Texas 75038.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Patrick Norris (the “Reporting Person”) for himself and for his controlled company, JBB Partners, Inc.

(b) The Reporting Person’s business address is 3011 W Admiral Doyle Dr, New Iberia, LA 70560.

(c) The Reporting Person principal occupation is Chief Executive Officer and President of Norris International LLC and of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the use of personal funds.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the context of further investment in the Issuer and effecting a restructuring of the capital of the Issuer, and effecting the automatic conversion of a secured promissory note under which a company controlled by the Reporting Person, JBB Partners, Inc., will acquire shares of preferred stock of the Issuer which in turn may be converted into shares of common stock at the discretion of the holder of the preferred stock;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except for the possible acquisition of additional oil and gas properties or oil service assets, which may include acquisitions of assets otherwise owned now or acquired in the future by the Reporting Person and/or the affiliates of the Reporting Person;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board, except in the context of adding directors to meet listing requirements of a national exchange, adding directors with business expertise relevant to the areas of operations of the Issuer, and adding directors in the context of any acquisition of assets;

(e) Any material change in the present capitalization or dividend policy of the Issuer, except in the context of a reverse split to be determined after approval of shareholders, addition of “blank check” preferred stock and creating a series of preferred stock to satisfy the terms of an outstanding secured promissory note of the Issuer to JBB Partners, Inc.;

(f) Any other material change in the Issuer’s business or corporate structure, except in the context of adding assets to those of the Issuer;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except in the context of a reverse split of the common stock and adding a class of “blank check” preferred stock and creating a series of preferred stock to satisfy the terms of an outstanding secured promissory note of the Issuer to JBB Partners, Inc.;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5. Interests in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 51,420,000 shares of Common Stock, representing 57.5% of the Issuer’s Common Stock.

(b) The Reporting Person has the sole power to vote and to dispose of 51,420,000 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 29,920,000 shares of Common Stock to the extent of his pecuniary interest in JBB Partners, Inc.

(c) Not applicable.

(d) Not applicable

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of the Secured Promissory Note of the Issuer to JBB Partners, Inc., included in Item 1.01, under the heading “Modification of April 2017 Note – Preferred Stock”, of the Current Report of the Issuer, filed on August 7, 2017, with the Securities and Exchange Commission, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No	Description

1.	Secured Promissory Note (as modified on August 2, 107) of the Issuer to JBB Partners, Inc., filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 8, 2017

/s/ Patrick Norris
Patrick Norris